                                                     November 15, 1995



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Energy Services Corporation
                               20 Montchanin Road
                             Wilmington, DE  19807

                                File No. 70-8145


Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated April 22, 1993, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "Application"), the undersigned hereby certifies to the Commission that the income statement and balance sheet filed with this interim report reflect the consolidated results of operations of Columbia Energy Services, Inc. ("CES") for the calendar quarter from July 1, 1995 to September 30, 1995, including assets and income of Columbia Energy Marketing Corporation, a wholly-owned subsidiary of CES, formed on August 7, 1995 to sell natural gas to affiliates.

                              Very truly yours,

                              COLUMBIA ENERGY SERVICES CORPORATION



                              By:     /s/ L.J. BAINTER
                                   ------------------------------------------
                                      L. J. Bainter
                                      Vice President
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                                                                     Page 1 of 2




                      Columbia Energy Services Corporation
                                 Balance Sheet
                            As of September 30, 1995
                                     ($000)


ASSETS

Property, Plant and Equipment
  Gas utility and other plant, at original cost ....                 960
  Accumulated depreciation and depletion ...........                (200)
                                                             ------------
Net Property, Plant and Equipment ..................                 760
                                                             ------------

Current Assets
  Cash and temporary cash investments ..............                  10
  Accounts receivable, net
    Customers ......................................              23,548
    Intercompany ...................................              10,331
    Other ..........................................                 376
  Prepayments ......................................                 803
  Other ............................................                 567
                                                             ------------
Total Current Assets ...............................              35,635
                                                             ------------

Deferred Charges ...................................                  43
                                                             ------------

TOTAL ASSETS .......................................              36,438
                                                             ============

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                                                                     Page 2 of 2




                      Columbia Energy Services Corporation
                                 Balance Sheet
                            As of September 30, 1995
                                     ($000)


CAPITALIZATION AND LIABILITIES

Capitalization
  Common Stock Equity
    Common stock, $10 par value (417,157 shares
    outstanding) ...................................               4,172
    Additional paid-in capital .....................               1,361
    Retained earnings ..............................               7,154
                                                             ------------
  Total common stock equity ........................              12,687
  Long-term debt ...................................                   -

Total Capitalization ...............................              12,687
                                                             ------------
Current Liabilities
  Accounts and drafts payable ......................              12,897
  Intercompany accounts payable ....................               8,155
  Accrued taxes ....................................                 295
  Accrued interest .................................                 494
  Other ............................................                 764
                                                             ------------
Total Current Liabilities ..........................              22,605
                                                             ------------
Other Liabilities and Deferred Credits
  Income taxes, noncurrent .........................               1,198
  Investment tax credits ...........................                   0
  Postretirement benefits other than pensions ......                  46
  Other ............................................                 (98)
                                                             ------------
Total Other Liabilities and Deferred Credits .......               1,146
                                                             ------------

TOTAL CAPITALIZATION AND LIABILITIES ...............              36,438
                                                             ============

                      Columbia Energy Services Corporation
                                Income Statement
                       Quarter Ending September 30, 1995
                                     ($000)



Operating Revenues .................................              53,976

Operating Expenses
  Products purchased ...............................              52,276
  Operation ........................................               1,296
  Depreciation and depletion .......................                  44
  Other taxes ......................................                  55
                                                             ------------
Total Operating Expenses ...........................              53,671
                                                             ------------

Operating Income ...................................                 305
                                                             ------------

Other Income (Deductions)
  Interest income and other, net ...................                  52
  Interest expense and related charges .............                 159
                                                             ------------
Total Other Income (Deductions) ....................                 211
                                                             ------------

Income Before Income Taxes .........................                 516

Income Taxes .......................................                 185
                                                             ------------

Net Income .........................................                 331
                                                             ============